April 10, 2009

Stacey V. Weikel
Senior Vice President
Sovereign Bancorp, Inc.
75 State Street
Boston, Massachusetts 02109

Re:

Item 4.01 Form 8-K and Form 8-K/A filed March 27, 2009 and April 9, 2009
File No. 1-16581

Dear Ms. Weikel:

We have completed our review of your Form 8-Ks and have no further comments at this time.

Sincerely,

Chris Harley
Staff Accountant